UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-141708-01 through -05 and -07 through -16; 333-163762-01 through -06, -10 through -13 and -16 through -20

SEE TABLE OF REGISTRANTS

(Exact name of registrant as specified in its charter)

Terra Centre

600 Fourth Street, P.O. Box 6000

Sioux City, Iowa

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of Terra Capital, Inc. 7.75% Senior Notes due 2019

Guarantee of Terra Capital, Inc. 7% Senior Notes due 2017

(Title of each class of securities covered by this Form)

None*

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)	☐
Rule 15d-6	☒

TABLE OF REGISTRANTS

Exact Name of Registrant as Specified in Its Charter

Beaumont Ammonia Inc.

Beaumont Holdings Corporation

BMC Holdings Inc.

Port Neal Corporation

Terra Capital Holdings, Inc.

Terra Houston Ammonia, Inc.

Terra International, Inc.

Terra International (Oklahoma) Inc.

Terra Methanol Corporation

Terra Mississippi Holdings Corp.

Terra Mississippi Nitrogen, Inc.

Terra Nitrogen Corporation

Terra Nitrogen GP Holdings Inc.

Terra Real Estate Corporation

Terra (U.K.) Holdings Inc.

Approximate number of holders of record as of the certification or notice date:

7.75% Senior Notes due 2019	0
7% Senior Notes due 2017	3

* Each registrant has registered under the Securities Act of 1933 guarantees of debt securities of CF Industries, Inc., including CF Industries, Inc.’s 6.875% Senior Notes due 2018 and 7.125% Senior Notes due 2020, but is exempt from the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 pursuant to Rule 12h-5 thereunder.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person as of May 17, 2010.

BEAUMONT AMMONIA INC.
BEAUMONT HOLDINGS CORPORATION
BMC HOLDINGS INC.
PORT NEAL CORPORATION
TERRA CAPITAL HOLDINGS, INC.
TERRA HOUSTON AMMONIA, INC.
TERRA INTERNATIONAL, INC.
TERRA INTERNATIONAL (OKLAHOMA) INC.
TERRA METHANOL CORPORATION
TERRA MISSISSIPPI HOLDINGS CORP.
TERRA MISSISSIPPI NITROGEN, INC.
TERRA NITROGEN CORPORATION
TERRA NITROGEN GP HOLDINGS INC.
TERRA REAL ESTATE CORPORATION
TERRA (U.K.) HOLDINGS INC.

By:	/s/ Stephen R. Wilson
Name:	Stephen R. Wilson
Title:	President